UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-39177

LIZHI INC.

(Exact Name of Registrant as Specified in Its Charter)

Yangcheng Creative Industry Zone,

No. 309 Middle Huangpu Avenue,

Tianhe District, Guangzhou 510655,

The People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Registered Direct Offering

On April 8, 2021, Lizhi Inc. (the “Company”) entered into that certain securities purchase agreement (the “Purchase Agreement”) with a non-affiliated institutional investor (the “Purchaser”), pursuant to which the Company agreed to sell 3,685,504 of its American Depositary Shares (“ADSs”) and accompanying warrants (“Warrants”) to purchase 2,764,128 ADSs (the “Offering”), at a public offering price of $8.14 per ADS and corresponding Warrant for gross proceeds of approximately $30,000,002.

The Offering closed on April 13, 2021. As a result of the closing, the Company issued to the Purchaser an aggregate of 3,685,504 ADSs representing 73,710,080 Class A ordinary shares and Warrants to purchase up to 2,764,128 ADSs representing 55,282,560 Class A ordinary shares in consideration for $30,000,002.

The Warrants are exercisable immediately following the date of issuance for a period of five (5) years at an initial exercise price of $8.14. The Warrants are subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. Upon the occurrence of a Fundamental Transaction (as defined in the Warrants) within the Company’s control, the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of the unexercised portion of such Warrant on the date of the consummation of the Fundamental Transaction. Subject to the rules and regulations of the Trading Market (as defined in the Warrants) and prior written consent of the holders of the Warrants, the Company may, during the term of such Warrant, reduce the then current Exercise Price (as defined in the Warrants) to any amount and for any period of time deemed appropriate by the board of directors of the Company.

The Company agreed in the Purchase Agreement that it would not issue any ADSs, ordinary shares, or ordinary share equivalents for sixty (60) calendar days following the closing of the Offering subject to certain exceptions.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company entered into lock-up agreements (the “Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any ADSs, Class A ordinary shares or securities convertible, exchangeable or exercisable into, ADSs or Class A ordinary shares which are or will be beneficially owned by them for sixty (60) days following the closing of the Offering.

The Company currently intends to use the net proceeds from the Offering for the development of its online audio business in both overseas markets and mainland China and other general corporate purposes.

On April 8, 2021, the Company entered into a placement agency agreement (the “Placement Agency Agreement”), with Kingswood Capital Markets, division of Benchmark Investments, Inc. (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the exclusive placement agent, on a “reasonable best efforts” basis, in connection with the Offering. As set forth under the Placement Agency Agreement, the Company shall pay the Placement Agent an aggregate fee equal to either (i) 5% of the gross proceeds raised in the Offering in the event that the Placement Agent raises less than $50,000,000 in total gross proceeds in the Offering; or (ii) 4% of the gross proceeds raised in the Offering in the event that the Placement Agent raises $50,000,000 or more in total gross proceeds in the Offering. According to the Placement Agency Agreement and based on the actual gross proceeds raised in the Offering by the Placement Agent at the closing of the Offering, the Company paid the Placement Agent 5% of the gross proceeds raised in the Offering. Additionally, pursuant to the Placement Agency Agreement, the Company paid for all expenses relating to the Placement, including, without limitation, a maximum of $25,000 for fees and expenses including “road show,” diligence, and reasonable legal fees and disbursements for the Placement Agent’s counsel.

Copies of the form of Purchase Agreement dated April 8, 2021 by and between the Company and the Purchaser, form of Warrant to Purchase American Depositary Shares dated April 8, 2021, form of Lock-Up Agreement and the Placement Agency Agreement dated April 8, 2021 by and between the Company and the Placement Agent are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively. The foregoing summaries of the terms of the Purchase Agreement, Warrant to Purchase American Depositary Shares, Lock-Up Agreement and the Placement Agency Agreement are subject to, and qualified in their entirety by, such documents.

On April 8, 2021, the Company issued a press release announcing pricing of the Offering. On April 13, 2021, the Company issued a press release announcing closing of the Offering. Copies of the press release are attached hereto as Exhibit 99.5 and Exhibit 99.6 and are incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman Islands counsel Walkers (Hong Kong) is attached hereto as Exhibit 5.1.

Exhibits

Exhibit No.	Description

5.1	Legal Opinion of Walkers (Hong Kong)

99.1	Form of Securities Purchase Agreement dated April 8, 2021 by and between the Company and the Purchaser thereunder

99.2	Form of Warrant to Purchase American Depositary Shares dated April 8, 2021

99.3	Form of Lock-Up Agreement

99.4	Placement Agency Agreement dated April 8, 2021 by and between the Company and Kingswood Capital Markets, division of Benchmark Investments, Inc.

99.5	Press Release dated April 8, 2021

99.6	Press Release dated April 13, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIZHI INC.

Date: April 13, 2021	By:	/s/ Jinnan (Marco) Lai
Name: Jinnan (Marco) Lai
Title: Chief Executive Officer, Director